SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Commission File Number 333-101591
GERDAU AMERISTEEL CORPORATION
4221 W. Boy Scout Blvd., Suite 600
Tampa, Florida 33607
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit	Description

99.1	Material Change Report dated June 30, 2010 (Schedule A of Exhibit 99.1 to this Form 6-K was previously filed as Exhibit 1 to the Amendment No. 3 to the Schedule 13-D filed by Gerdau S.A., Gerdau Steel North America Inc., Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter, Andre Gerdau Johannpeter, Claudio Gerdau Johannpeter, Germano Gerdau Johannpeter and Klaus Gerdau Johannpeter on June 30, 2010, which is incorporated by reference into Schedule A of Exhibit 99.1 to this Form 6-K).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  June 30, 2010

GERDAU AMERISTEEL CORPORATION
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice-President, General Counsel and Corporate Secretary